                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                              SAKS HOLDINGS, INC.
      ------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
      ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   79377R
      ------------------------------------------------------------------------
                               (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                               Page 1 of 8 Pages

CUSIP No.   79377R                   13G             Page  2   of  8  Pages
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
----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            INVESTCORP S.A.

----------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            NOT APPLICABLE                                                                                   (a)   [ ]

                                                                                                             (b)   [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            LUXEMBOURG

----------------------------------------------------------------------------------------------------------------------------------
                            5        SOLE VOTING POWER
        NUMBER OF                    0

          SHARES            ------------------------------------------------------------------------------------------------------
                            6       SHARED VOTING POWER
       BENEFICIALLY                 9,584,049 - SEE ITEM 4(c)(ii)

         OWNED BY           ------------------------------------------------------------------------------------------------------
                            7       SOLE DISPOSITIVE POWER
           EACH                     0

         REPORTING          ------------------------------------------------------------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
          PERSON
                                     9,584,049  - SEE ITEM 4(c)(iv)
           WITH
----------------------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,584,049

----------------------------------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            NOT APPLICABLE

----------------------------------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.18%

----------------------------------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO

----------------------------------------------------------------------------------------------------------------------------------

CUSIP No.   79377R                13G                 Page   3   of  8  Pages
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
----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SIPCO LIMITED


----------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            NOT APPLICABLE                                                                                   (a)  [ ]

                                                                                                             (b)  [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS

----------------------------------------------------------------------------------------------------------------------------------
                            5       SOLE VOTING POWER
                                    0
        NUMBER OF
                            ------------------------------------------------------------------------------------------------------
          SHARES            6       SHARED VOTING POWER
                                     9,570,049 - SEE ITEM 4(c)(ii)
       BENEFICIALLY
                            ------------------------------------------------------------------------------------------------------
         OWNED BY           7       SOLE DISPOSITIVE POWER

           EACH                     0

        REPORTING           ------------------------------------------------------------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
          PERSON
                                    9,570,049 - SEE ITEM 4(c)(iv)
           WITH
----------------------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,570,049

----------------------------------------------------------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            NOT APPLICABLE

----------------------------------------------------------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.16%

----------------------------------------------------------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            CO

----------------------------------------------------------------------------------------------------------------------------------

CUSIP No.    79377R                  13G                Page   4  of  8  Pages
             ------                                           ---    ---


         The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Saks Holdings, Inc.("Saks") by Investcorp S.A. ("Investcorp") and SIPCO Limited ("SIPCO").



Item 1      (a)  NAME OF ISSUER:

                 Saks Holdings, Inc.

            (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 12 East 49th Street, 19th Floor

                 New York, New York 10017

Item 2      (a)  NAME OF PERSON FILING:

                 (i) Investcorp S.A.

                 (ii) SIPCO Limited

            (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICES:

                 (i)      Investcorp SA

                          37 rue Notre-Dame
                          Luxembourg

                 (ii)     SIPCO Limited
                          P.O. Box 1111
                          West Wind Building
                          George Town, Grand Cayman
                          Cayman Islands, British West Indies

            (c)  CITIZENSHIP:

                 See Cover Page Item 4.

            (d)  TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.01 per share.

            (e)  CUSIP NUMBER:

                 79377R

CUSIP No.      79377R                  13G              Page   5  of  8  Pages
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Item 3           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Inapplicable

Item 4.          OWNERSHIP

          (a)    AMOUNT BENEFICIALLY OWNED:

                 (i) See Cover Page Item 9. Investcorp does not directly own any shares of the Common Stock. As of December 31, 1996, beneficial ownership includes 5,334,070 shares owned by two indirect wholly-owned subsidiaries of Investcorp. The remaining 4,249,979 shares shown as beneficially owned by Investcorp include the shares owned by various Cayman Islands corporations. Investcorp may be deemed to share beneficial ownership of the shares of the Common Stock held by such entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                 (ii) SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

          (b)    PERCENT OF CLASS:

                 (i) See Cover Page Item 11. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which Investcorp may be deemed to share beneficial ownership constitute 15.18% of the shares of the Common Stock, based on a total of 63,113,452 shares reported by the Company to be outstanding as of November 2, 1996.

                 (ii) The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which SIPCO may be deemed to share beneficial ownership constitute 15.18% of the shares of the Common Stock, based on a total of 63,113,452 shares reported by the Company to be outstanding as of November 2, 1996.

          (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

CUSIP No.    79377R                      13G           Page   6   of  8  Pages
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           (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                 See Cover Page Item 5.

          (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                 (i) See Cover Page Item 6. Investcorp shares the voting power over 5,334,070 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the voting of an additional 4,249,979 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                 (ii) SIPCO does not directly own any Common stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

          (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                 OF:

                 See Cover Page Item 7.

          (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                 DISPOSITION OF:

                 (i) See Cover Page Item 8. Investcorp shares the power to direct the disposition of 5,334,070 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the disposition of an additional 4,249,979 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

CUSIP No.     79377R                     13G           Page   7   of  8  Pages
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                 (ii) SIPCO does not directly own any shares of the Common
                 Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Inapplicable.



Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON:

         As indicated in Item 4, Investcorp's indirect wholly owned subsidiaries hold 5,334,070 shares of the Common Stock. SIPCO may be deemed to share beneficial ownership of the shares beneficially owned by Investcorp. The beneficial owners of the entity with which Investcorp has entered into revocable management services or other similar agreements have the right to receive the net proceeds from the sale of those shares of the Common Stock, but to the knowledge of Investcorp no such individual's interest relates to more than five percent of the Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
         COMPANY:

         Inapplicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Inapplicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Inapplicable.

Item 10. CERTIFICATION AND SIGNATURE:

CUSIP No.         79377R                 13G          Page   8   of  8   Pages
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                 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



 INVESTCORP S.A.

 BY:       /S/ GARY S. LONG
     ---------------------------------------    FEBRUARY 14, 1997

         NAME:    GARY S. LONG
              ------------------------------

         TITLE: AUTHORIZED REPRESENTATIVE
                ----------------------------




 SIPCO LIMITED

 BY:       /S/ GARY S. LONG
     ---------------------------------------   FEBRUARY 14, 1997

         NAME:    GARY S. LONG
              ------------------------------

         TITLE: AUTHORIZED REPRESENTATIVE
               -----------------------------